



Iggy's Place LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.75%

Target Raise Amount: $124,000

Offering End Date: September 18, 2025

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Iggy's Place LLC

Founded: May 26, 2023

Address: 3519 Balboa Street
San Francisco, CA 94121

Industry: Full-Service Restaurants

Employees: 11

Website: https://www.iggysplace.com/

Use of Funds Allocation:

If the maximum raise is met:

$116,560 (94.00%) – of the proceeds will go towards working capital- restaurant remodel and equipment, staffing and marketing

$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 1,231 Followers





Business Metrics:

	FY23	FY24	YTD 7/21/2025
Total Assets	$17,866	$34,187	$48,369
Cash & Cash Equivalents	$1,847	$2,496	$4,751
Accounts Receivable	$0	$0	$0
Short-term Debt	$15,874	$8,401	$10,790
Long-term Debt	$0	$0	$0
Revenue	$42,988	$446,577	$438,993
Cost of Goods Sold	$47,348	$178,940	$128,489
Taxes	$0	$0	$0
Net Income	-$89,252	-$101,606	-$43,307

Recognition:

Iggy's Place LLC (DBA Iggy's Place) isn't just a restaurant—it's a love letter to traditional cooking, adapted for today's pace of life. Owners Igor Teplitsky and Anna Flider created Iggy's Place out of a deep love for simple and comforting food.

About:

Iggy's Place LLC (DBA Iggy's Place) is a fast-casual restaurant concept serving made-from-scratch Eastern European comfort food with a focus on quality, tradition, and transparency. They partner with local artisan bakeries and independent coffee roasters to deliver nostalgic and elevated flavors.

For more information, contact our Customer Support Team at support@thesmbx.com

